ACTION:
Order Authorizing the Solicitation of Proxies by a Registered Holding Company

TEXT: National Grid Group plc ("National Grid"), a registered holding company, London, United Kingdom, has filed with the Securities and Exchange Commission ("Commission") a pre-effective amendment to a declaration ("Pre-Effective Amendment") under section 12(e) of the Public Utility Holding Company Act of 1935, as amended ("Act") and rules 54 and 62(d) of the Act.

     On April 22, 2002, National Grid and the Lattice Group plc ("Lattice"), a company registered under the laws of England and Wales, agreed to the terms of a merger of equals. Lattice will register as a foreign utility company prior to consummation of the merger.

     National Grid states that the terms of the merger are based on the recent relative equity market capitalization values of the two companies. The merger is intended to be implemented by way of a Scheme of Arrangement ("Scheme"), pursuant to Section 425 of the Companies Act (U.K.). Under the Scheme, conditional on the merger becoming effective, Lattice's current issued share capital will be cancelled and reissued to National Grid or another wholly owned subsidiary of National Grid. National Grid will therefore become the listed holding company of the merged group and retain its listings on the London and New York stock exchanges. Further, National Grid will change its name to National Grid Transco plc ("Grid Transco") and issue new Grid Transco shares to Lattice shareholders on the basis of 0.375 new Grid Transco shares for each Lattice share held at the relevant record date.

     Upon completion of the merger, former National Grid shareholders will hold approximately 57.3 per cent and former Lattice shareholders will hold approximately 42.7 per cent of the issued share capital of Grid Transco. National Grid states that the holdings and rights of holders of existing National Grid shares and of National Grid ADSs will not be affected by the merger. However, following the issuance of the new shares, their holdings as a percentage of issued share capital will decrease. Grid Transco will have a combined market capitalization of approximately $21.4 billion (based on the London Stock Exchange closing market prices for the two companies as of April 19, 2002).

     National Grid requests authority to solicit proxies from its shareholders relating to the merger and certain other proposals. National Grid will seek shareholder approval at an extraordinary general meeting. At the shareholder meeting, the shareholders will be asked to approve:

     (1) an ordinary resolution to approve the merger, increase the authorized share capital of National Grid and authorize the directors to allot the maximum number of shares in the capital of National Grid that could be required to be allotted under the Scheme;

     (2) a special resolution to change National Grid's name to National Grid Transco plc;

     (3) a special resolution to adopt the National Grid Transco articles;



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     (4) an ordinary resolution to authorize the National Grid directors to allot shares generally;

     (5) a special resolution to authorize the National Grid directors to allot shares for cash, otherwise than on a pre-emptive basis;

     (6) a special resolution to authorize the National Grid directors to make market purchases of National Grid Transco shares; and

     (7) an ordinary resolution to approve the National Grid Transco performance Share Plan 2002.

     National Grid states that Ordinary resolutions are passed if more than fifty percent of the votes cast are in favor. Special resolutions are passed if not less than 75% of the votes cast are in favor of the resolution.

     For the purpose of complying with rule 54 under the Act, National Grid states that it meets all of the conditions of rule 53(a), except for clauses (1) and (2). As of September 30, 2001, National Grid's "aggregate investment," as that term is defined in rule 53(a)(1), in foreign utility companies ("FUCOs") was approximately $3,092,000,000./1 This amount is approximately eighty eight percent of National Grid's "consolidated retained earnings," as that term is defined in rule 53(a)(1), for the four quarters that ended September 30, 2001./2 This amount exceeds the safe harbor provided for under rule 53, but is within the amount previously authorized by the Commission./3 National Grid has recently shown in the applications supporting the January Order that its level of investment in FUCOs will not have (1) a substantial adverse impact upon the financial integrity of the system; or (2) an adverse impact on any of National Grid's utility subsidiaries, customers, or on the ability of any State commission to protect those subsidiaries or customers. As of September 30, 2001 and as reported at the time the January Order was issued, National Grid stated that its consolidated capitalization consisted of approximately 40.9% equity and 59.1% debt, preferred stock and minority interests.

     In connection with the proposed Solicitation, National Grid estimates that it will incur approximately $[___] in fees, commissions and expenses. National Grid states that these are ordinary expenditures, customary in preparing and distributing proxy materials. National Grid further states that no state or federal commission, other than this Commission, has jurisdiction over the proposed solicitation.

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1 National Grid states that it has not invested in exempt wholesale generators.

2 National Grid's consolidated retained earnings during this period were approximately $3,549,000,000.

3 See National Grid Group, Holding Co. Act Release No. 27490 (January 16, 2002) ("January Order") (authorizing National Grid to invest up to $5,406 million which, at the time, was 157% of its consolidated retained earnings, in FUCOs.



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     National Grid requests that an order authorizing the proxy solicitation be issued as soon as practicable under rule 62(d). It appears that the declaration should be permitted to become effective immediately under rule 62(d).

     IT IS ORDERED, under rule 62 under the Act, that the Post-Effective Amendment is permitted to become effective immediately, subject to the terms and conditions contained in rule 24 under the Act.

     For the Commission, by the Division of Investment Management, under delegated authority.